中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

[redacted]

File No.82-34675

05010766

Our Ref: BS(2005)183(JY)

19 August 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following announcements and press release issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 18 August 2005 for your attention:

(1) 2005 interim results announcement;
(2) Highlights of 2005 interim results;
(3) Results Announcement Form; and
(4) Press release in relation to 2005 interim results.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

..../page 2

香港花園道1號52樓
52/F, 1 Garden Road, Hong Kong
網址 Website: www.bochkholdings.com
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

The Standard / The Asian Wall Street Journal /
Financial Times / International Herald Tribune
Date 19th August 2005

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(HK Stock Code: "2388"; ADR OTC Symbol: "BHKLY")

HIGHER PROFITS, MORE BROAD-BASED GROWTH

Highlights of 2005 Interim Results

- **Profit attributable to shareholders at HK$6,522 million, up 16.9%**
- **Operating profit before impairment at HK$5,549 million, up 3.6%**
- **Earnings per share at HK$0.6169, up 16.9%**
- **Return on average shareholders' funds at 18.39%, up 0.20 percentage point**
- **Interim dividend at HK$0.328 per share, up 2.5%, payable on September 23, 2005 (Friday)**
- **Classified impaired loan ratio at 1.89%, down 1.06 percentage points from end-2004**
- **Total advances to customers at HK$337,654 million, up 7.8% from end-2004**

"On the back of Hong Kong's economic recovery, we succeeded in pursuing growth and excellence through a proactive business strategy that stresses higher yield and higher asset quality. With the further strengthening of our management structure, effective implementation of our development strategies and business models, and the enhancement of our corporate governance, risk management and corporate culture, the Group was able to deliver substantial growth in profit attributable to shareholders as well as a significant improvement in asset quality. Looking ahead, we are well positioned to capture the new opportunities that may arise in the second half of 2005 from Hong Kong's economic upturn and the vibrant Mainland economy. Meanwhile, we are well prepared to meet the new challenges as we move along. We will continue to drive the growth of segments that promise higher yield and to realize the Group's vision to be customer's premier bank."

Xiao Gang, *Chairman*

BOC Hong Kong (Holdings) Limited is a leading listed commercial banking group in Hong Kong offering a comprehensive range of financial products and services to retail and corporate customers. Our extensive branch network in Hong Kong and the Mainland of China allows us to meet the cross-border financial service needs of Hong Kong and Mainland customers.

For detailed information of the interim results, please visit **www.bochk.com**



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

2005 Interim Results Announcement

CHAIRMAN'S STATEMENT

It gives me much pleasure to report that despite a challenging interest rate environment, the Group's total operating profit for the six months ended 30 June 2005 reached HK$6,984 million, up 5.88% over the same period in 2004. Profit attributable to the equity holders of the Company was HK$6,522 million, up 16.86% from the same period last year. This substantial growth was due mainly to a 6.39% increase in net interest income, an investment property revaluation gain of HK$918 million, a write-back of HK$327 million impairment allowances on advances as a result of the adoption of new accounting standards and strong recovery of loans previously written-off. Earnings per share were HK$0.6169, up from HK$0.5279 a year ago. The Board has declared an interim dividend of HK$0.328 per share (2004 interim dividend: HK$0.32 per share).

The Hong Kong economy continued to flourish in the first two quarters of 2005, giving rise to a better operating environment for the business sector. Domestically, GDP growth was sustained by strong consumption demand, an improving job market and a vibrant property market. Externally, exports grew strongly due to increasing trade flows originating from the Mainland and a relatively weaker USD in the early months of the year. Investment demand increased as the business outlook in general was looking positive. On the other hand, the banking sector was impacted by consistently low interest rates in the first quarter followed by surging rates in the second quarter.

Riding on the economic upturn that has given rise to a stronger demand for credit and banking services, the Group has continued to pursue growth and excellence through a proactive business strategy that stresses higher yield and higher asset quality. I believe that the further strengthening of our management structure, the various corporate reforms carried out last year, the enhancement of corporate governance and risk management as well as the concerted effort of the staff are also crucial contributing factors to the Group's good performance so far this year.

In the first six months of 2005, the Group's corporate and retail banking businesses registered remarkable growth in loans and advances, especially in terms of trade finance, corporate loans, residential mortgages and credit card receivables. The expansion of our local SME business has made good progress since last year whereas our Mainland business continued to record phenomenal growth in the period under review.

As a result of proactive efforts in managing our interest rates amidst contracting margins during the first quarter, we successfully improved our net interest margin for the six months ended 30 June 2005 compared to the same period last year and achieved a satisfactory improvement in net interest income.

The improvement of asset quality has remained a top priority for the Group. The upturn of the economy and our persistent effort in de-risking our corporate loan portfolio have resulted in considerable progress made by us in this area in the first half of 2005. The Group's classified loan ratio dropped significantly year-on-year.

In view of improved market conditions and the Group's business performance in 2004, the Board approved an increase of staff salary with effect from April this year.

Looking ahead, we believe the fundamentals of the Hong Kong domestic economy have become even stronger than a year ago and the current upturn should be sustainable, to be driven mainly by inbound tourism especially with the opening of the Hong Kong Disneyland later this year. However, we must remain alert to external uncertainties that have become increasingly apparent. Most significantly, the escalation of oil prices and the rise of trade-related issues between the Mainland and the US and EU, if unresolved, will likely affect Hong Kong's overall trade outlook in the second half of 2005. The current trend of interest rate hike may also slow down the local property market and make it more challenging to grow the wealth management business.

In contrast, the recent reform of the RMB exchange rate regime and the possibility of a further expansion of the scope of RMB banking services in Hong Kong, hopefully in the not too distant future, will almost certainly improve, albeit in small measures initially, the operating environment of the banking sector. Our strengths in the RMB business have already been firmly established. We believe we are now in a highly advantageous position to benefit further from the gradual and orderly relaxation of the RMB currency control in the Mainland.

Despite the challenges we are going to face, our business strategy in the second half of 2005 will continue to focus on delivering higher profitability. We will continue to drive the growth of segments that promise higher yield and ensure higher asset quality so as to improve our pre-provisioning operating profit.

The corporate reforms carried out in the past year or so and the new management team have greatly strengthened the Group's position as one of the leading banking groups in Hong Kong, which ensures that we can continue to maximise our value for shareholders and customers. As a dynamic organisation, we will keep in constant review the results of the reforms, with a view to making adjustment or initiating new reforms as and when necessary in anticipation of market needs.

I wish to thank the Board of Directors and the Senior Adviser for their wise counsel. I also wish to thank all our staff for their dedication and hard work.

XIAO Gang

Loan commissions fell by HK$110 million, or 47.0%. Upon adoption of the new accounting standards, directly attributable loan fees of HK$133 million were amortised to interest income over the expected life of the loans as part of the effective interest calculation. Excluding the impact of the new accounting standards, loan fees would have registered a modest increase. Bills commission dropped by HK$13 million, or 4.8%, due to keen pricing competition.

Fees from card business recorded growth of 17.7%, driven by the increases in cardholder spending and merchant acquiring volumes by 20.4% and 21.5% respectively.

Compared to the second half of 2004, on a comparable basis, net fees and commission income increased by HK$91 million or 6.0%, mainly attributable to the growth of wealth management income. The income from sales of life insurance and investment funds showed the strongest growth of 101.5% and 46.6% respectively.

Net Trading Income

Net trading income increased by HK$84 million, or 12.7%, to HK$746 million as compared to the first half of 2004. The adoption of HKAS 39 increased the volatility of the revenue recognition in the trading activities. On a comparable basis, after exclusion of the impact from the adoption of HKAS 39, net trading income declined by 23.0%.

Net trading income from foreign exchange and foreign exchange products decreased by HK$14 million, or 2.3%, to HK$596 million. Excluding about HK$87 million gains derived from the changes in fair value of foreign exchange swap contracts recognised under the new accounting standards, the comparable decline was 16.6%. Previously these contracts were accounted for as interest income on an accruals basis. The lower income from foreign exchange business was attributable to a lack of customer interest in currency trading as a result of a weak US dollar. There were also concerns that pressure on the RMB to appreciate might also put pressure for a stronger Hong Kong dollar, which further dampened public interest in holding other currencies.

Net trading income from interest rate instruments mainly included changes in fair value relating to trading securities, other financial assets at fair value through profit or loss, available-for-sale securities designated in fair value hedges, interest rate derivatives and financial liabilities at fair value through profit or loss. The increase in income was mainly derived from the changes in fair value of interest rate derivatives and retail certificate of deposits designated at fair value through profit or loss. On a comparable basis, when hedge accounting on accruals basis was usually applied in previous years, the net gain from interest rate instruments was minimal for the first half of 2005 and two halves of 2004.

Compared to the second half of 2004, on a comparable basis, net trading income stayed flat amid a quiet market environment.

Operating Expenses

Operating expenses rose slightly by HK$9 million, or 0.3%, to HK$2,676 million.

In the first half of 2005, the Group adjusted the estimated useful life of the premises by referring to the lease terms of the land element as the depreciable period on the basis that the major portion of property values in Hong Kong rests with the land element. Under the previous accounting standards, the Group separated the land and building elements using a 50:50 split and depreciated according to the corresponding lives of the two elements. The use of one common life under the current treatment has led to a lower depreciation charge. Depreciation should have been increased by HK$121 million to HK$407 million in view of the substantial upward revaluation of premises in 2004.

Staff costs slightly increased by HK$27 million, or 1.7%, mainly attributable to upward adjustment of staff salaries in April 2005. Headcount measured in full time equivalents was 12,698 at the end of June 2005, a decrease of 257 from 30 June 2004.

Loan Impairment release

Under the new accounting standards and accounting policies, impairment allowances of individually significant loans and advances showing objective evidence of impairment are calculated using discounted future cash flow analysis. For the remaining loans and advances, impairment allowances are collectively assessed by using statistical models on portfolios of loans and advances grouped by similar credit characteristics. The Group reported a release of allowances of HK$1,123 million in the first half of 2005. The release was the result of improvement in asset quality due to a solid growth in economy, lower bad debt migration rate and rise in collateral values. This release was partially offset by an increase of HK$796 million in new impairment allowances.

For the first half of 2005, the active property market also facilitated disposals of collateral. As a result, recoveries of loans previously written off increased by HK$375 million, or 51.2%, to HK$1,106 million.

Revaluation of Investment properties

Revaluation gains on investment properties of HK$918 million was recognised through the profit and loss account on the adoption of HKAS 40. The related deferred tax charge amounted

Other operating income declined by 15.0% to HK$1,228 million. Customers demanded investment products with higher potential returns as interest rate moved up. Increase in sales of structured products and open-ended investment funds by 87.4% and 12.0% respectively partially offset the drop from sales of capital guaranteed funds. Commissions from stockbroking were affected by a decline in market transaction volume. Income from foreign exchange also dropped amid a weaker US dollar and less volatile market conditions.

Advances and other accounts, including mortgage loans and card advances, increased by 6.8% to HK$130,108 million from end-2004. Customer deposits decreased slightly by 2.0% to HK$532,568 million.

Wealth management

Wealth management is one of the key strategic focuses of our Retail Banking activities. After launching Wealth Management Prime service in December 2004, the Group introduced the brand-new Wealth Management VIP service in January 2005, a professional and personalised wealth management service for customers with an asset position of HK$2 million or above. By end of June 2005, the number of Wealth Management customers and assets under management grew by 30% and 23% respectively when compared to end-2004.

Residential mortgage

A buoyant property market and effective marketing contributed to the strong growth in our mortgage business. The Group's mortgage loan balance increased by 8.2% to HK$103,411 million from end-2004. The pricing competition in the market remained intense but as the Prime - HIBOR spread narrowed, banks began raising their pricing. During the period, the Group also raised the pricing of new mortgage loans and reduced cash rebate. Benefiting from the property price appreciation and improved credit risk management, the asset quality of mortgage loans continued to improve.

Personal RMB banking business

The Group provides comprehensive personal RMB banking services. We recorded remarkable growth of 63.8% in RMB deposits to RMB8,438 million. The number of ATM that provides RMB withdrawal service also increased from 232 at end-2004 to 241. We also maintained our leading position in RMB credit card issuance. The total number of RMB cards issued increased by 23.3% from end-2004.

Credit cards

Card business continued to expand in terms of customer base and service range. The Group's card business sustained its growth momentum in the first half of 2005. Card advances increased by 2.2% and the number of cards issued grew by 3.2% from end-2004. Cardholder spending volume and merchant acquiring volume registered double-digit growth of 20.4% and 21.5% respectively as compared to the first half of 2004.

The Group successfully launched China UnionPay merchant acquiring business in Thailand in January and introduced a new BOC credit card in Singapore with BOC Singapore. We launched new Visa SMS-based Bill Payment Service, which enables cardholders to pay bills via mobile phone, and MasterCard SecureCode, which provides secure and easy-to-use online payment and shopping services to cardholders. In May, we introduced the Two-factor Authentication Service, which provides more secure and convenient online services to our cardholders.

The Group's outstanding performance and service quality were duly recognised by the market. During the year, we won a number of awards from MasterCard International, The Hong Kong Trade Development Council and The International Licensing Industry Merchandisers:

- 2005 Gold prize of MasterCard Asia/Pacific Marketing Leadership Awards Best Program Launch
- 2005 Gold prize of MasterCard Asia/Pacific Marketing Leadership Awards Best Platinum Marketing
- 2005 Premier Asian Licensing Awards - Best Marketing Campaign in Hong Kong

Corporate Banking

Results

Corporate Banking reported a small decline in profit before taxation by 0.8% to HK$3,117 million as compared to the first half of 2004.

Net interest income stayed flat. The benefit from widened deposit spread was offset by a narrower loan spread as keen market competition continued to exert pressure on the yield. Other operating income dropped by HK$110 million mainly due to amortisation of directly attributable loan fees into interest income using the effective interest calculation upon the adoption of HKAS 39.

Loan impairment release amounted to HK$1,350 million. Asset quality of our corporate loan portfolio continued to solidify as a result of an improving bad debt migration rate and higher collateral value. Recoveries remained strong amid favorable market conditions.

Hong Kong, 18 August 2005

XIAO Gang
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Financial Review

With effect from 1 January 2005, the Group is required to prepare its financial statements in accordance with new and revised HKFRSs and HKASs (thereafter collectively refer to as the "new accounting standards"). Due to the change in accounting standards, certain 2004 comparative figures are not strictly comparable.

Compared to the same period last year, the Group's profit attributable to shareholders increased by 16.9% to HK$6,522 million. Earnings per share was HK$0.6169, up HK$0.089. Return on average total assets and return on average shareholders' funds was 1.61% and 18.39%, up 0.13 and 0.20 percentage point against the first half of 2004.

The improvement in the Group's results was attributable to higher operating income, while operating expenses were kept at last year's level. Operating profit before impairment was correspondingly better than the same period last year. Attributable profit was also boosted by a substantial loan impairment allowance write-back and a large investment property revaluation gain. The latter represents a change in our accounting policies as no investment property revaluation was performed on 30 June 2004.

Financial Performance

Analysis of the financial performance, business operations and risk management of the Group for the first half of 2005 is set out in the coming sections.

Net Interest Income and Margin

Net interest income increased by HK$352 million, or 6.4%, to HK$5,861 million on a year-on-year basis. Average interest-earning assets grew by HK$35,989 million, or 5.1%, to HK$744,479 million. Net interest spread and net interest margin were 1.43% and 1.59% respectively. If the impact of the new accounting standards was removed, the comparable net interest income was HK$5,900 million, HK$391 million or 7.1% higher than the same period last year. Similarly, net interest margin was 1.60%, or 4 basis points higher than that of the first half in 2004 on a comparable basis.

The total negative impact of applying new accounting standards on the Group's net interest income amounted to approximately HK$39 million. Net interest income was affected in the following ways:

- Interest accrued on impaired loans using effective interest rate was not recognised under the previous accounting regime.
- Swap points of foreign exchange swap contracts previously accounted for as interest was reported as net trading income under the new accounting standards.
- Directly attributable loan fees and costs previously recognised as commission income and expenses were reported as interest income using the effective interest calculation.

In the first half of 2005, the Hong Kong dollar interest rate remained at a low level. However, subsequent to the introduction of refinement to the operation of the Linked Exchange Rate System by the HKMA in May 2005, the Hong Kong dollar interest rate rebounded, substantially narrowing the differential with US dollar interest rate. Average one-month HIBOR increased to 2.02% as compared to 0.11% for the first half of 2004. Average one-month LIBOR also rose steadily to 2.88% from 1.13%.

Gross yield on average loans increased by 51 basis points. However, the weighted average pricing on the residential mortgage portfolio declined by 25 basis points compared to the same period last year, dropping from 2.12% below best lending rate for the first half of 2004 to 2.37% in the current period. Facing a substantially different interest rate environment, the Group adjusted the mortgage pricing strategy by raising the effective interest rate and reducing cash rebate incentives on new loans in the second quarter. Gross yield on debt securities increased by 76 basis points as the Group continued to diversify its investment portfolio for yield enhancement. However, the improvement in net contribution from the debt securities portfolio was held back by the flattening yield curve. Deposit spread widened as a result of the Group's conscious effort in managing funding costs. However, cost of funding rose as average interest rates on savings and time deposits increased by 33 basis points and 97 basis points respectively.

Compared to the second half of 2004, on a comparable basis, net interest income increased by HK$216 million, or 3.8%. Net interest spread was flat. Net interest margin rose by 6 basis points mainly due to the increase in contribution of net free funds. Gross yields on average loans and debt securities rose by 48 and 51 basis points respectively. The improvement in loan spread was limited as the yield on residential mortgages continued to narrow in a very competitive environment. The weighted average pricing on residential mortgages was 12 basis points lower than that in the second half of 2004.

Net Fees and Commission Income

Net fees and commission income fell by HK$214 million, or 12.5%, to HK$1,497 million, primarily due to the decreases in commissions from stockbroking, sales of investment funds and the impact from the adoption of the new accounting standards. The new accounting standards resulted in a reduction of net fees and commission income, primarily in the form of loan fees, by HK$104 million. Excluding the impact of the new accounting standards, net fees and commission income would have registered a smaller drop of HK$110 million, or 6.4%.

Against the backdrop of raising interest rates and the strong performance in the first half of 2004, income from stockbroking and sales of investment funds declined by HK$132 million or 28.6%, and HK$90 million or 51.4%, respectively in the first half of 2005 compared to the same period in 2004. Customers demanded investments with higher potential returns amid a rising interest rate environment. Consequently sales of capital guaranteed funds dropped significantly from over 50% of total fund sales in the first half of 2004 to less than 10% in the first half of 2005. Nevertheless, structured products and open-ended funds became more popular in the market and the Group was able to capture the growth opportunities resulting in 87.4% and 12.0% increases in sales volume. Commissions from stockbroking reduced as a result of the decline in market transaction volume.

profit and loss account on the adoption of HKAS 40. The related deferred tax charge amounted to HK$155 million.

Financial Position

The Group's total assets as at 30 June 2005 were HK$813,335 million, up HK$16,559 million, or 2.1%, from end-2004.

- Interbank placings maturing between one and twelve months dropped by HK$47,385 million, or 44.0%.
- Securities investments rose by HK$24,988 million, or 13.2%, to HK$214,376 million.
- The Group continued to actively manage the balance sheet. As a result, short-term surplus funds were reduced and uses of funds by our lending business and securities investment portfolios increased.

Advances to customers

The Group registered a strong growth in advances to customers by HK$24,428 million, or 7.8%, to HK$337,654 million from end-2004.

Loans for use in Hong Kong rose by 5.9%.

- Lending to industrial, commercial and financial sectors recorded a robust expansion by HK$8,191 million, or 5.5%, from end-2004. In particular, our SME loan portfolio increased by 9.1%.
- Residential mortgage loans (excluding those under the government-sponsored home purchasing schemes) increased by HK$7,796million, or 8.2%, to HK$103,411 million.
- Card advances grew by HK$93 million, or 2.2%, from end-2004 as a result of an increase in cardholder spending encouraged by a favorable economic environment.

Trade finance increased by HK$2,770 million or 20.9%. This was largely a result of strong import and export performance in Hong Kong. Loans for use outside Hong Kong was up 20.7%, mainly propelled by the strong growth of corporate lending business in our Mainland branches.

Deposits from customers (included structured deposits reported as trading liabilities and other financial instruments at fair value through profit or loss)

Deposits from customers were HK$632,546 million, up HK$1,216 million or 0.2% from end-2004. Time deposits increased by HK$54,150 million or 17.9%, whereas savings deposits declined by HK$55,193 million or 18.6%. Owing to a substantial increase in interest rates, we saw a shift of funds from savings deposits to time deposits.

Asset Quality

The Group's classified impaired loans decreased significantly by HK$2,876 million or 31.1%. Classified impaired loan ratio improved by 1.06 percentage points to 1.89%. We achieved good results in our collection and recovery efforts helped by an improving economy and property market. Total collections amounted to approximately HK$1.7 billion. Write-offs of classified impaired loans amounted to HK$0.6 billion. About HK$0.4 billion of the reduction in classified impaired loans was due to deduction of the loans and advances related to repossessed assets upon the adoption of HKFRS 5.

Impairment allowances amounted to HK$2,976 million under the categories of individual and collective assessments. The Group also held a regulatory reserve amounting to HK$3,584 million. This regulatory reserve balance was created by a transfer of HK$3,410 million from retained earnings at the beginning of the financial year plus an increase of HK$174 million in the first six months of this year. Total allowances and regulatory reserve represents 1.94% of total advances to customers, or 103.0% coverage of the classified impaired loans.

The quality of the Group's residential mortgage loans continued to improve. The combined delinquency and rescheduled loan ratio decreased from 0.61% at end-2004 to 0.47%. The negative equity ratio dropped from 3.93% at end-2004 to 1.00%. The quality of card advances also improved, with the delinquency ratio and charge-off ratio dropping from 0.38% and 4.67% to 0.35% and 2.87% respectively.

Capital and Liquidity Ratios

Total capital base after deductions of the Group further increased to HK$67,130 million, or a 3.8% increase over the balance at 31 December 2004. The increase was primarily due to the increase in retained earnings. The consolidated capital adequacy ratio declined by 0.40 percentage point to 15.74% as at 30 June 2005, mainly due to expansion of on-balance sheet risk-weighted assets. This was attributable to the strong growth in corporate loans and residential mortgage loans, partially offset by the reduction in interbank placements.

The impact of adoption of new accounting standards on the capital base was not significant. In accordance with the HKMA guideline "Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting", collective assessment allowances of HK$1,222 million and regulatory reserve of HK$3,584 million appropriated from retained earnings were included in Tier 2 capital subsequent to the adoption of HKAS 39. At 31 December 2004, general provisions eligible to Tier 2 capital were capped to HK$5,049 million.

Business Review

Retail Banking

Results

Retail Banking recorded a growth in profit before taxation by 35.0% to HK$3,071 million as compared to the first half in 2004, mainly due to an increase in net interest income.

Net interest income improved by 34.2% to HK$3,656 million. Rising Hong Kong dollar interest rate and our efforts in managing funding cost directly contributed to a widening of deposit spread. This was partially offset by narrowing residential mortgage loan spread as Prime - HIBOR spread contracted substantially during the period.

collateral value. Recoveries remained strong amid favorable market conditions.

The Group achieved significant growth in loans and advances in the first half of 2005. Advances and other accounts increased by 8.9% to HK$202,855 million from end-2004. Customer deposits increased by 7.9% to HK$94,729 million.

Corporate and SMEs

Leveraging on the revitalised economy, Corporate Banking's business strategy is to grow small and medium-sized enterprises, and trade financing.

Despite intense pricing competition, we achieved a decent growth in trade financing and bills processing volume. In June, Factors Chain International, a global network of leading factoring companies, upgraded the Group's membership status from Associate Member to Full Member.

A new product, SME Quick Loan was launched to cater for our SME customers. By the end of June 2005, the total amount of loans to SMEs increased by 9.1% to about HK$48,815 million from end-2004.

Our Corporate Banking continued to maintain its leading position in the syndication loan market. The Group was ranked as the second largest arranger in the local syndicated market and the combined syndicated loan market of Hong Kong, China and Macau in the first half of 2005 by Basis Point, a leading Asian debt market magazine.

In March, we were appointed by the China Foreign Exchange Trade System as the clearing bank for Hong Kong dollar.

During the period, we improved our internal management mechanism, simplified workflow, and increased overall operational efficiency, with the ultimate goal of enhancing our product delivery and customer service quality. In June, a new credit management division within Corporate Banking was set up to enhance our SME business serving capability by improving credit analysis process and speeding up approval.

Mainland branches

The rapidly expanding economy and enormous business potential in the Mainland market provides increasing opportunities for banks. Persistent efforts have been put to integrate the business operations of Retail Banking and Corporate Banking in Hong Kong with our Mainland network in order to capitalise on the Group's competitive edge.

In the first half of 2005, the Group's Mainland branches continued to expand our business. Loans and advances rose by 40.0% while operating profit before impairment grew by 94.5%.

During the period, Nanyang's Shenzhen branch was approved to extend its RMB services to domestic companies. Furthermore, nine branches have obtained permission to commence insurance agency business. To further broaden its range of products, the Group rolled out structured deposits in the Mainland. We have been preparing for the introduction of wealth management services and option-linked deposits since the second quarter of this year.

Treasury

Results

Treasury reported a profit of HK$856 million, down 26.1% in the first half of 2005, mainly due to a decline in net interest income. Flattening yield curve with rising short-term interest rates squeezed the net interest income from managing residual funds. This was largely reflected in the large increase in interest expenses to Retail Banking and Corporate Banking for their deposit-taking business, partially offset by the increase in interest income from debt securities investments.

Increase in other operating income was mainly due to the gains in foreign exchange swap contracts, favorable changes in fair value of interest rate derivatives and other financial instruments.

Investment portfolio management

The money market and capital market environments in the first half of 2005 were both encouraging and challenging. As the US Federal Reserve continued to raise interest rate, Treasury actively reallocated the Group's investment portfolio for better returns. Under an acceptable risk level, we further diversified our investment portfolios by investing in asset-backed debt securities and corporate bonds.

Customer trades

The foreign exchange, precious metals and equity markets were less volatile than the same period last year. Customer investment sentiment was affected and this directly had a negative impact on the turnover of our customer-driven business.

Despite this, we put strong emphasis on developing tailor-made products and on exploring cross-selling opportunities in our Retail Banking and Corporate Banking. As a result, we have achieved great success in promoting retail structured deposits and this built a solid platform for offering other structured products in the future.

Risk Management

Overview

Risk management is vital to our corporate governance process. We believe that sound risk management is a key success factor of an organisation. As such, in our daily operational management, we emphasise that risk management is the foundation of healthy business development in achieving a balance between risk control and business growth. The principal types of risk inherent in the Group's business are reputation risk, legal and compliance risk, strategic risk, credit risk, market risk, interest rate risk, liquidity risk and operational risk. The Group's risk management objective is to enhance shareholder value, while maintaining risk exposures within acceptable limits.

Risk Management Governance Structure

BOCHK's risk management governance structure is designed to cover the whole process of all businesses and ensure various risks are properly managed and controlled when carrying out business. BOCHK has a sound risk management organisational structure. Various groups of risk takers assume their respective responsibilities for risk management.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Notes	(Unaudited) Half-year ended 30 June 2005	(Unaudited) Half-year ended 30 June 2004
		HK$'m	HK$'m
Interest income		10,065	7,304
Interest expense		(4,204)	(1,795)
Net interest income	3	5,861	5,509
Fees and commission income		2,005	2,221
Fees and commission expenses		(508)	(510)
Net fees and commission income	4	1,497	1,711
Net trading income	5	746	662
Other operating income	6	121	141
Operating income		8,225	8,023
Operating expenses	7	(2,676)	(2,667)
Operating profit before impairment/provisions on advances		5,549	5,356
Reversal of loan impairment allowances on advances	8	1,435	–
Write-back of bad and doubtful debts	9	–	1,240
Operating profit		6,984	6,596
Net (loss)/gain from disposal/revaluation of fixed assets		(9)	22
Net gain from disposal/revaluation of investment properties		927	26
Net (loss)/gain from redemption/disposal of held-to-maturity securities		(3)	1
Net gain from disposal of available-for-sale securities		21	–
Write-back of provision for impairment on interests in associates		4	150
Share of profits less losses of associates		(1)	(19)
Profit before taxation		7,923	6,776
Taxation	10	(1,328)	(1,119)
Profit for the period		6,595	5,657
Attributable to:			
Equity holders of the Company		6,522	5,581
Minority interests		73	76
		6,595	5,657
Dividend	11	3,468	3,383
		HK$	HK$
Earnings per share for profit attributable to the equity holders of the Company	12	0.6169	0.5279

CONSOLIDATED BALANCE SHEET

	Note	(Unaudited) At 30 June 2005	(Audited) At 31 December 2004
		HK$'m	HK$'m
ASSETS			
Cash and short-term funds		113,792	102,647
Placements with banks and other financial institutions maturing between one and twelve months		60,196	107,581
Trade bills		1,251	1,086
Certificates of deposit held		19,440	22,338
Hong Kong SAR Government certificates of indebtedness		33,900	34,760
Available-for-sale securities		49,433	–
Held-to-maturity securities		153,912	181,050
Investment securities		–	50
Other investments in securities		–	8,288
Trading securities and other			

Unaudited — Attributable to equity holders of the Company	Share capital	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Reserve for fair value changes of available-for-sale securities	Regulatory reserve*	Retained earnings	Total	Minority interests	Total equity
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2005										
As previously reported	52,864	2,498	623	(5)	–	–	12,541	68,521	1,239	69,760
Opening adjustments (Note 2)	–	–	(623)	–	–	3,410	(226)	2,561	37	2,598
Balance after opening adjustments	52,864	2,498	–	(5)	–	3,410	12,315	71,082	1,276	72,358
Net profit for the first half of 2005	–	–	–	–	–	–	6,522	6,522	73	6,595
2004 final dividend paid	–	–	–	–	–	–	(4,176)	(4,176)	(55)	(4,231)
Revaluation of premises	–	5	–	–	–	–	–	5	–	5
Change in fair value of available-for-sale securities taken to equity	–	–	–	–	(70)	–	–	(70)	–	(70)
Release upon disposal of premises	–	(205)	–	–	–	–	205	–	–	–
Release from deferred tax liabilities	–	31	–	–	12	–	–	43	–	43
Release of reserve upon derecognition of available-for-sale securities	–	–	–	–	–	–	(35)	(35)	–	(35)
Transfer from retained earnings	–	–	–	–	–	174	(174)	–	–	–
At 30 June 2005	52,864	2,329	–	(5)	(58)	3,584	14,657	73,371	1,294	74,665
Company and subsidiaries	52,864	2,329	–	(5)	(58)	3,584	14,691	73,405		
Associates	–	–	–	–	–	–	(34)	(34)		
	52,864	2,329	–	(5)	(58)	3,584	14,657	73,371		
Representing:										
2005 interim dividend proposed							3,468			
Others							11,189			
Retained earnings as at 30 June 2005							14,657			

* In accordance with the requirements of HKMA, the amounts are set aside for general banking risks, including future losses or other unforeseeable risks, in addition to the loan impairment allowances on advances recognised under HKAS 39.

CONSOLIDATED CASH FLOW STATEMENT

	(Unaudited) Half-year ended 30 June 2005	(Unaudited) Half-year ended 30 June 2004
	HK$'m	HK$'m
Cash flows from operating activities		
Operating cash inflow/(outflow) before taxation	9,208	(10,250)
Hong Kong profits tax paid	(359)	(160)
Overseas profits tax paid	(10)	–
Net cash inflow/(outflow) from operating activities	8,839	(10,410)
Cash flows from investing activities		
Dividends received from investments in securities	13	13
Purchase of fixed assets	(164)	(87)
Proceeds from disposal of fixed assets	432	122
Proceeds from disposal of investment properties	51	161
Proceeds from dissolution of an associate	6	–
Dividend received from an associate	2	5
Loans to associates	–	(9)
Loans repaid by associates	–	283
Net cash inflow from investing activities	340	488
Cash flows from financing activities		
Final dividend paid	(4,176)	(3,383)
Dividend paid to minority shareholders	(55)	(55)
Net cash outflow from financing activities	(4,231)	(3,438)
Increase/(decrease) in cash and cash equivalents	4,948	(13,360)
Cash and cash equivalents at 1 January	62,908	73,165
Cash and cash equivalents at 30 June	67,856	59,805

HKAS 39: Financial Instruments – Recognition and Measurement ('HKAS 39')

(a) **Interest income and expense and fees and commission income and expense**

From 1 January 2004 to 31 December 2004

Interest income and expense was recognised in the profit and loss account as it accrued, except in the case of doubtful debts, where interest was credited to a suspense account which was netted in the balance sheet against the relevant balances. Fees and commission income were recognised in the period when earned unless they related to transactions involving an interest rate risk or other risks which extended beyond the then current period, in which case they were amortised over the period of the transaction as commission. Premiums or discounts of debt securities held, or debt instruments in issue, were amortised over the period from the date of purchase or issue to the date of maturity, as part of interest income or interest expense.

From 1 January 2005 onward

Interest income and expense on interest-bearing financial assets or financial liabilities is recognised on a time-proportion basis using the effective interest method. Premiums or discounts of debt securities held, or debt instruments in issue, and directly attributable origination fees and costs which represent an integral part of the effective yield are amortised over the expected life of the financial instrument as part of the effective interest calculation.

When a loan is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument. Subsequent unwinding of the discount allowance is recognised as interest income.

Interest and amortisation derived using the effective interest method for available-for-sale securities and financial instruments at fair value through profit or loss continue to be recognised as interest income or interest expense in the profit and loss account.

(b) **Derivative financial instruments**

From 1 January 2004 to 31 December 2004

The treatment for derivatives depended on whether the transactions were undertaken for *dealing or hedging purposes when the Group entered into a derivative contract.* Transactions undertaken for dealing purposes were marked to market at fair value based primarily on quoted market prices or, if an active market was absent, on dealers' quotes, pricing models or quoted prices for instruments with similar characteristics. Unrealised gains/losses on transactions which were marked to market were included in "Other assets" or "Other accounts and provisions" respectively. Gains or losses from changes in fair value were recognised through the profit and loss account.

Transactions undertaken for hedging purposes were designated at inception and the hedging instrument was required to be highly effective in accomplishing the objective of offsetting the risk being hedged throughout the life of the hedge. Hedging instruments were valued on an equivalent basis to the assets, liabilities or net positions that they were hedging. Any profit or loss was recognised in the profit and loss account on the same basis as that arising from the related assets, liabilities or net positions.

From 1 January 2005 onward

All derivatives are initially recognised at fair value and carried as assets when the fair value is positive and as liabilities when the fair value is negative. Subsequent changes in fair value are recognised dependent on whether the derivatives are qualified for hedge accounting and the type of hedging relationships.

Hedge relationships can be designated as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); (2) hedges of highly probable forecasted transactions (cash flow hedges); or (3) hedges of net investments in foreign *operations. Currently, the Group only engages in fair value hedges that are hedged* against the fair value of recognised assets or liabilities.

The Group documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are designated and qualified as effective fair value hedges are recorded in the profit and loss account, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

For derivative instruments held for trading and those that do not qualify for hedge accounting, changes in their fair value are recognised immediately in the profit and loss account.

(c) **Financial assets**

From 1 January 2004 to 31 December 2004

All financial assets were carried at cost less amortisation and impairment allowances, except for "Other investment in securities" and derivative assets held for trading which were measured at fair value. Gains and losses from changes in fair value were recognised in the profit and loss account.

From 1 January 2005 onward

The Group classifies its financial assets under the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were held. All financial assets are classified at inception or date of transition to the new HKFRS and are recognised initially at fair value. Except for [illegible]

	Note		
Trading securities and other financial instruments at fair value through profit or loss		11,031	–
Derivative financial instruments		4,711	–
Advances and other accounts	13	336,290	309,211
Interests in associates		57	62
Fixed assets		15,802	16,496
Investment properties		6,393	5,381
Deferred tax assets		8	12
Other assets		7,119	7,814
Total assets		813,335	796,776
LIABILITIES			
Hong Kong SAR currency notes in circulation		33,900	34,760
Deposits and balances of banks and other financial institutions		38,471	34,440
Deposits from customers		627,298	631,330
Trading liabilities and other financial instruments at fair value through profit or loss		8,339	–
Derivative financial instruments		3,619	–
Certificates of deposit issued		3,746	3,788
Deferred tax liabilities		2,407	947
Other accounts and provisions		20,890	21,751
Total liabilities		738,670	727,016
CAPITAL RESOURCES			
Minority interests		1,294	1,239
Share capital		52,864	52,864
Reserves		20,507	15,657
Shareholders' funds		73,371	68,521
Total capital resources		74,665	69,760
Total liabilities and capital resources		813,335	796,776

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Unaudited									
	Attributable to equity holders of the Company									
	Share capital	Premises revaluation reserve	Investment properties revaluation reserve	Translation reserve	Reserve for fair value changes of available-for-sale securities	Regulatory reserve*	Retained earnings	Total	Minority interests	Total equity
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
At 1 January 2004	52,864	62	–	(3)	–	–	7,338	60,261	1,156	61,417
Net profit for the first half of 2004	–	–	–	–	–	–	5,581	5,581	76	5,657
Currency translation difference	–	–	–	(6)	–	–	–	(6)	–	(6)
2003 final dividend paid	–	–	–	–	–	–	(3,383)	(3,383)	(55)	(3,438)
Revaluation of premises	–	3	–	–	–	–	–	3	–	3
Release upon disposal of premises	–	(2)	–	–	–	–	2	–	–	–
At 30 June 2004	52,864	63	–	(9)	–	–	9,538	62,456	1,177	63,633
Company and subsidiaries	52,864	63	–	(9)	–	–	9,578	62,496		
Associates	–	–	–	–	–	–	(40)	(40)		
	52,864	63	–	(9)	–	–	9,538	62,456		
At 1 July 2004	52,864	63	–	(9)	–	–	9,538	62,456	1,177	63,633
Net profit for the second half of 2004	–	–	–	–	–	–	6,382	6,382	82	6,464
Currency translation difference	–	–	–	4	–	–	–	4	–	4
2004 interim dividend paid	–	–	–	–	–	–	(3,383)	(3,383)	(44)	(3,427)
Revaluation of properties	–	2,892	629	–	–	–	–	3,521	29	3,550
Release upon disposal of properties	–	(4)	(6)	–	–	–	4	(6)	–	(6)
Release to deferred tax liabilities	–	(453)	–	–	–	–	–	(453)	(5)	(458)
At 31 December 2004	52,864	2,498	623	(5)	–	–	12,541	68,521	1,239	69,760
Company and subsidiaries	52,864	2,498	623	(5)	–	–	12,574	68,554		
Associates	–	–	–	–	–	–	(33)	(33)		
	52,864	2,498	623	(5)	–	–	12,541	68,521		

Cash and cash equivalents at 30 June	67,886	59,905

NOTES

1. Basis of preparation and accounting policies

The information herein in this result announcement is extracted from the Group's unaudited interim report for the first half of 2005, which is prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and should be read in conjunction with the Group's Annual Report for 2004.

In 2005, the Group adopted the new/revised standards of Hong Kong Financial Reporting Standards as set out below, which are relevant to its operations:

HKAS 1	Presentation of Financial Statements
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 30	Disclosures in the Financial Statements of Banks and Similar Financial Institutions
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKAS-Int 21	Income Taxes – Recovery of Revalued Non-Depreciable Assets
HKFRS 5	Non-current Assets Held for Sale and Discontinued Operations

The accounting policies and methods of computation used in the preparation of this interim announcement are consistent with those used in the Group's accounts for the year ended 31 December 2004 except for the changes in accounting policies on 1 January 2005 following the adoption of the new and revised HKFRSs and HKASs.

Except for the following, the new/revised Hong Kong Financial Reporting Standards did not result in substantial changes to the Group's accounting policies.

HKFRS 5: Non-current Assets Held for Sale and Discontinued Operations ('HKFRS 5')

From 1 January 2004 to 31 December 2004

Repossessed assets continued to be reported as non-performing loans and advances until all collection efforts were exhausted and the repossessed assets were realised. Before realisation, loan impairment allowances were made after taking into account the market value of the repossessed assets to adjust the carrying value of related loans and advances to their net realisable value.

From 1 January 2005 onward

Upon adoption of HKFRS 5, repossessed assets are initially recognised at the lower of their fair value or the amortised cost of the related outstanding loans on the date of repossession. The related loans and advances together with the related impairment allowances are then derecognised from the balance sheet. Subsequently, repossessed assets are measured at the lower of their cost or net realisable value and are reported as 'Non-current assets held for sale' under 'Other assets'.

HKAS 17: Leases ('HKAS 17')

From 1 January 2004 to 31 December 2004

Leasehold properties were stated at valuation determined by the directors with reference to a valuation conducted by independent professional valuers. No apportionment of the value between the land and buildings elements was made.

From 1 January 2005 onward

Upon adoption of HKAS 17, where the land and buildings elements of leasehold properties held for own use can be split reliably as at inception of the lease, this results in a change in the classification of leasehold land and land use rights from fixed assets to operating leases. The up-front prepayments made or other costs incurred for acquiring the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease. Where there is impairment of the up-front prepayments, the impairment is expensed in the profit and loss account immediately. Where the land and building cannot be split reliably as at the inception of the lease, the land and building elements will continue to be treated as finance leases and carried at fair value.

Pursuant to the Bank of China (Hong Kong) Limited (Merger) Ordinance ("Merger Ordinance") 2001, all assets and liabilities of the designated branches and subsidiaries, and the shares of certain entities of the legacy Bank of China Group in Hong Kong were effectively transferred to BOCHK, which was immediately owned by the newly formed BOC Hong Kong (Holdings) Limited ("the Merger"). This was a significant event and the Group has therefore adopted the valuation at the date of the Merger as the deemed cost for its leasehold properties held for own use to reflect the circumstances at the time of the Merger.

On adoption of the deemed cost at the date of Merger, the Group made reference to the independent property valuation conducted as at 31 August 2001 for the purpose of the Merger, which did not split the values of the leasehold properties held for own use between the land and building elements. Any means of subsequent allocation of the valuation of the leasehold properties held for own use as at the date of Merger between the land and building elements would be notional and therefore do not represent reliable information. It is determined that the values of the land and building elements of the Group's leasehold properties held for own use cannot be reliably split and the leasehold properties held for own use are treated as finance leases. The Group has also adopted the revaluation model under HKAS 16 by which assets arising under these finance leases are carried at fair value less any accumulated depreciation and impairment losses.

date of transition to the new HKFRS and are recognised initially at fair value. Except for financial assets carried at fair value through profit or loss, all transaction costs of financial assets are included in their fair value.

(1) **Financial assets at fair value through profit or loss**

This category is further divided into two sub-categories: financial assets held for trading, and financial assets designated as at fair value through profit or loss at inception or date of transition to the new HKFRS. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. A financial asset can be designated as at fair value through profit or loss if it is so designated at inception. The designation is intended to eliminate or reduce the inconsistency in measurement or recognition that would otherwise arise when:

- there is an economic relationship between particular financial assets and liabilities to which different measurement and recognition requirements apply; or
- such assets and liabilities are managed together on a fair value basis and the accounting results may differ from the underlying economics.

Transaction costs of financial assets so designated are taken directly to the profit and loss account.

(2) **Loans and receivables**

Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market. They arise when the Group provides finances or financial services directly to a borrower with no intention of trading the receivable. Loans and receivables are measured at amortised cost after netting impairment allowances.

(3) **Held-to-maturity investments**

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Held-to-maturity investments are measured at amortised cost after netting impairment allowances.

(4) **Available-for-sale financial assets**

Available-for-sale financial assets are those debt or equity securities intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in the financial market environment. Available-for-sale financial assets are measured at fair value or at cost less impairment allowance when the fair value of equity investments cannot be reliably measured in an active market. The difference between fair value and amortised cost is recognised in the equity reserve directly until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity reserve should be transferred to the profit and loss account. Impairment losses recognised in the profit and loss account for equity investments shall not be reversed through the profit and loss account thereafter.

(d) **Financial liabilities**

From 1 January 2004 to 31 December 2004

All financial liabilities except short positions in trading securities and derivative liabilities held for trading were carried at cost or amortised cost. Short positions in trading securities and derivative liabilities held for trading were carried at fair value and any gains and losses from changes in fair value were recognised in the profit and loss account.

From 1 January 2005 onward

The Group classifies its financial liabilities under the following categories: trading liabilities, financial liabilities designated as at fair value through profit or loss, deposits, debt securities in issue and other liabilities. All financial liabilities are classified at inception and recognised initially at fair value.

(1) **Trading liabilities**

Trading liabilities are carried at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

(2) **Financial liabilities designated as at fair value through profit or loss**

Financial liabilities designated as at fair value through profit or loss, including our own debt securities in issue and deposits received from customers that are embedded with certain derivatives, are designated as such at inception or date of transition to the new HKFRS. Financial liabilities designated as at fair value through profit or loss are carried at fair value and any gains and losses from changes in fair value are recognised in the profit and loss account.

(3) **Deposits, debt securities in issue and other liabilities**

Deposits and debt securities in issue, other than those classified as trading liabilities or designated as at fair value through profit or loss, and other financial liabilities are carried at amortised cost.

(e) **Valuation of securities and derivatives**

From 1 January 2004 to 31 December 2004

The fair values of quoted investments and financial liabilities in active markets were based on current market mid prices or closing prices as at the balance sheet date.

From 1 January 2005 onward

The quoted market price at the balance sheet date used for financial assets held by the Group is the current bid price in active markets; the appropriate quoted market price for financial liabilities is the current ask price in active markets.

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(f) Impairment of financial assets

From 1 January 2004 to 31 December 2004

Provisions are made against specific loans and advances as and when there were doubt on the ultimate recoverability of principal and interest in full on an individually assessed basis. Specific provision was made to reduce the carrying value of the assets to their recoverable amount. Where it was not possible to reliably estimate the loss, the Group applied pre-determined provisioning levels to the unsecured portion of loans and advances based on the Group's loan classification procedures. In addition, amounts were set aside as a general provision for performing loans on pre-determined provisioning levels. Provisions were charged to the profit and loss account when provided.

Financial assets other than loans and advances were reviewed on each balance sheet date to determine whether there was any indication of impairment. If the recoverable amount of the asset was estimated to be less than its carrying amount, the carrying amount of the asset was reduced to its recoverable amount and the impairment loss was recognised in the profit and loss account.

From 1 January 2005 onward

(1) Loans and advances

The Group assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. Loans are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loans (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated.

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for loans that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed loan, whether significant or not, it includes the loan in a group of loans with similar credit risk characteristics and collectively assesses them for impairment. Loans that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

The amount of the impairment allowance is the difference between the loans' carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment allowance is recognised in the profit and loss account.

(2) Other financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of an equity investment below its cost is considered in determining whether this equity investment is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the profit and loss account - is removed from equity reserve and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account on equity instruments are not reversed through the profit and loss account.

HKAS40: Investment Property ('HKAS40')

HKAS-Int 21: Income Taxes - Recovery of Revalued Non-Depreciable Assets ('HKAS-Int 21')

From 1 January 2004 to 31 December 2004

Investment properties were carried at valuation assessed by professional valuers on the basis of open market value. Changes in the value of investment properties were treated as a movement in the investment properties revaluation reserve on a portfolio basis. Unless the total of the reserve was insufficient to cover a deficit, then the deficit exceeded the total revaluation reserve was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged. No deferred tax was provided on revaluation surpluses of investment properties.

Properties leased out within consolidated group companies were classified as premises in both the individual companies' accounts and consolidated accounts.

From 1 January 2005 onward

Investment properties are carried at fair value with the changes in fair value reported directly in the profit and loss account. Deferred tax is provided on revaluation surpluses of investment properties in accordance with HKAS Int 21 on HKAS 12.

Properties leased out within consolidated group companies are classified as investment properties in individual companies' accounts and as premises in consolidated accounts.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, where applicable. All new/revised standards adopted by the Group require retrospective application other than:

HKFRS 5

In accordance with this standard, there is no requirement for the Group to restate the comparative information, any adjustment should be made as at 1 January 2005, including the reclassification of any amount held in loans and advances net of impairment allowances to repossessed assets.

HKAS 39

The standard does not permit the recognition, derecognition and measurement of financial assets and liabilities on a retrospective basis. The Group applied the previous SSAP 24 "Accounting for investments in securities" to investments in securities and also to hedge relationships for the 2004 comparative information. The adjustments required for the accounting differences between SSAP 24 and HKAS 39 are determined and recognised at 1 January 2005.

HKAS 40 ...

3. Net interest income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Interest income		
Cash and due from banks and other financial institutions	1,411	1,105
Advances to customers	5,034	3,967
Listed investments	948	836
Unlisted investments	2,379	1,257
Others	293	139
	10,065	7,304
Interest expense		
Due to banks, customers and other financial institutions	(3,887)	(1,516)
Debt securities in issue	(54)	(31)
Other borrowed funds	–	(1)
Others	(263)	(247)
	(4,204)	(1,795)
Net interest income	5,861	5,509

Interest income includes HK$57 million of interest accrued on impaired advances.

4. Net fees and commission income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Fees and commission income		
Securities brokerage	404	502
Credit cards	372	316
Bills commissions	257	270
Loan commissions	124	234
Payment services	179	165
Insurance	193	179
Asset management	85	175
Trust services	49	32
Guarantees	21	21
Others		
– safe deposit box	85	82
– low deposit balance accounts	23	35
– currency exchange	29	24
– BOC cards	16	18
– dormant accounts	12	15
– agency services	6	11
– postage and telegrams	12	12
– information search	22	18
– correspondent banking	9	8
– RMB business	17	13
– sundries	90	91
	2,005	2,221
Fees and commission expenses	(508)	(510)
Net fees and commission income	1,497	1,711

5. Net trading income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Net gain from:		
– foreign exchange and foreign exchange products	596	610
– interest rate instruments	129	(1)
– equity instruments	4	21
– commodities	17	32
	746	662

Foreign exchange net trading income includes gains and losses from forward and futures contracts, options, swaps and translation of foreign currency assets and liabilities.

6. Other operating income

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Dividend income from investments in securities		
– unlisted investments	13	13
Gross rental income from investment properties	93	108
Less: Outgoings in respect of investment properties	(27)	(32)
Others	42	52
	121	141

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong is as follows:

	Half-year ended 30 June 2005 HK$'m	Half-year ended 30 June 2004 HK$'m
Profit before taxation	7,923	6,776
Calculated at a taxation rate of 17.5% (2004: 17.5%)	1,387	1,186
Effect of different taxation rates in other countries	(12)	(20)
Income not subject to taxation	(389)	(801)
Expenses not deductible for taxation purposes	334	823
Tax losses not recognised	8	1
Temporary differences not recognised	–	(65)
Over-provision in prior years	–	(5)
Taxation charge	1,328	1,119
Effective tax rate	16.8%	16.5%

11. Dividend

	Half-year ended 30 June 2005 Per share HK$	Half-year ended 30 June 2005 Total HK$'m	Half-year ended 30 June 2004 Per share HK$	Half-year ended 30 June 2004 Total HK$'m
Interim dividend	0.328	3,468	0.320	3,383

At a meeting held on 18 August 2005, the Board declared an interim dividend of HK$0.328 per ordinary share for the first half of 2005 amounting to approximately HK$3,468 million. This declared dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

12. Earnings per share for profit attributable to the equity holders of the Company

The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2005 of approximately HK$6,522 million (first half of 2004: HK$5,581 million) and on the ordinary shares in issue of 10,572,780,266 shares (2004: 10,572,780,266 ordinary shares).

There was no dilution of earnings per share as no potential ordinary shares were in issue for the first half of 2005 (first half of 2004: Nil).

13. Advances and other accounts

	At 30 June 2005 HK$'m	At 31 December 2004 HK$'m
Advances to customers	337,654	313,226
Accrued interest	–	2,480
	337,654	315,706
Loan impairment allowances (Note a)	(2,976)	–
Provision for bad and doubtful debts (Note b)	–	(7,785)
	(2,976)	(7,785)
	334,678	307,921
Advances to banks and other financial institutions	1,612	1,290
Total	336,290	309,211

As at 30 June 2005, advances to customers include accrued interest on gross advances of HK$749 million.

As at 30 June 2005, impaired advances to customers are analysed as follows:

	At 30 June 2005 HK$'m
Gross impaired advances to customers	6,370
Loan impairment allowances made in respect of such advances	2,420
Gross impaired advances to customers as a percentage of gross advances to customers	1.89%

As at 31 December 2004, non-performing loans were analysed as follows:

	At 31 December 2004 HK$'m
Non-performing loans	9,239
Specific provisions made in respect of such advances	2,269
As a percentage of total advances to customers	2.95%

2005.

HKAS 40

HKAS-Int 21

Since the Group has adopted the fair value model, there is no requirement for the Group to restate the comparative information, any adjustment was made to the retained earnings at 1 January 2005, including the reclassification of any amount held in revaluation reserve of investment properties.

2. **Effect of adopting new HKASs**

(a) The effect of adopting these new accounting standards on the opening balance sheet as at 1 January 2005 are summarised as follows:

	Increase/(Decrease)
	HK$'m
(i) HKAS 39	
Assets:	
– Cash and short-term funds	(1,350)
– Placements with banks and other financial institutions maturing between one and twelve months	319
– Certificates of deposit held	45
– Available-for-sale securities	21,968
– Held-to-maturity securities	(22,821)
– Investment securities	(50)
– Other investments in securities	(8,288)
– Trading securities and other financial instruments at fair value through profit or loss	11,594
– Advances and other accounts	1,274
– Deferred tax assets	1
– Other assets	92
	2,784
Liabilities:	
– Deposits and balances of banks and other financial institutions	16
– Deposits from customers	(1,357)
– Trading liabilities and other financial instruments at fair value through profit or loss	3,792
– Derivative financial instruments (net)	471
– Certificates of deposit issued	63
– Deferred tax liabilities	588
– Other accounts and provisions	(4,024)
	(451)
Capital resources:	
– Minority interests	37
– Regulatory reserve	3,410
– Retained earnings	(212)
	3,235
(ii) HKAS 40 and HKAS-Int 21	
Liabilities:	
– Deferred tax liabilities	637
Capital resources:	
– Investment properties revaluation reserve	(623)
– Retained earnings	(14)
	(637)
Total effect on equity including:	
– Investment properties revaluation reserve	(623)
– Regulatory reserve	3,410
– Retained earnings	(226)
	2,561

(b) The estimated effect of adopting new accounting standards on key components of profit and loss account for the six months ended 30 June 2005 are summarised as follows:

	Increase/(Decrease)
	HK$'m
(i) HKAS 39	
– Net interest income	(39)
– Net fees and commission income	(104)
– Net trading income	236
– Reversal of loan impairment allowances on advances	1,006
– Taxation	(227)
	872
(ii) HKAS 40 and HKAS-Int 21	
– Net gain from revaluation of investment properties	918
– Taxation	(155)
	763
Total effect for the period:	1,635
Effect on earnings per share:	0.1546

7. **Operating expenses**

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
	HK$'m	*HK$'m*
Staff costs (including directors' emoluments)		
– salaries and other costs	1,531	1,505
– termination benefit	1	–
– pension cost	122	122
	1,654	1,627
Premises and equipment expenses (excluding depreciation)		
– rental of premises	122	117
– information technology	108	134
– others	91	95
	321	346
Depreciation on owned fixed assets	286	293
Auditors' remuneration		
– audit services	4	4
– non-audit services	3	9
Other operating expenses	408	388
	2,676	2,667

8. **Reversal of loan impairment allowances on advances**

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
	HK$'m	*HK$'m*
Net release of loan impairment allowances on advances		
Individually assessed	600	–
Collectively assessed	835	–
	1,435	–
Of which		
– new allowances	(796)	–
– releases	1,123	–
– recoveries	1,108	–
Net credit to profit and loss account	1,435	–

9. **Write-back of bad and doubtful debts**

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
	HK$'m	*HK$'m*
Net credit for bad and doubtful debts		
Specific provisions		
– new provisions	–	(811)
– releases	–	1,327
– recoveries	–	733
	–	1,249
General provisions	–	(9)
Net credit to profit and loss account	–	1,240

10. **Taxation**

Taxation in the profit and loss account represents:

	Half-year ended 30 June 2005	Half-year ended 30 June 2004
	HK$'m	*HK$'m*
Hong Kong profits tax		
– current period taxation	1,032	1,184
– over-provision in prior years	–	(5)
Deferred tax charge/(credit)	283	(65)
Hong Kong profits tax	1,315	1,114
Overseas taxation	13	5
	1,328	1,119

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits arising in Hong Kong for the first half of 2005. Taxation on overseas profits has been calculated on the estimated assessable profits for the first half of 2005 at the rates of taxation prevailing in the countries in which the Group operates.

The Group has entered into a number of aircraft leasing and coupon strip transactions involving special purpose partnerships. As at 30 June 2005, the Group's investments in such partnerships, which are included in "Other assets" in the consolidated balance sheet, amounted to HK$328 million (31 December 2004: HK$613 million). The Group's investments in partnerships are amortised over the life of the partnerships in proportion to the taxation benefits resulting from those investments.

As at 30 June 2005, no loan impairment allowances were made in respect of advances to banks and other financial institutions.

Impaired advances to customers are those individual advances where full repayment of principal and/or interest is considered unlikely and are classified as such when such a situation becomes apparent. Accordingly, impaired advances represented advances which have been classified as "substandard", "doubtful" and "loss" under the Group's classification of loan quality.

Notes:

(a) **Loan impairment allowances**

	At 30 June 2005
	HK$'m
Individually assessed	(1,818)
Collectively assessed	(1,158)
	(2,976)

(b) **Provision for bad and doubtful debts**

	At 31 December 2004
	HK$'m
General	(5,465)
Specific	(2,320)
	(7,785)

14. **Maturity profile**

The maturity profile of assets and liabilities analysed by the remaining period as at 30 June 2005 and 31 December 2004 to the contractual maturity dates is as follows:

At 30 June 2005	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Assets							
Treasury bills	–	6,768	2,905	–	–	–	9,673
Cash and other short-term funds	28,292	75,475	352	–	–	–	104,119
Placements with banks and other financial institutions	–	43,108	17,088	–	–	–	60,196
Certificates of deposit held	–	2,736	6,198	10,207	299	–	19,440
Debt securities included in:							
- available-for-sale securities	–	3,142	12,494	27,891	5,851	–	49,378
- held-to-maturity securities	–	10,455	16,607	110,465	16,365	32	153,924
- trading securities and other financial instruments at fair value through profit or loss	218	574	1,625	7,234	1,359	–	11,010
Advances to customers	24,817	30,220	26,493	137,143	112,447	6,534	337,654
Advances to banks and other financial institutions	–	–	–	1,612	–	–	1,612
Liabilities							
Deposits and balances of banks and other financial institutions	17,891	19,553	1,027	–	–	–	38,471
Customer accounts	273,087	333,705	18,790	6,557	407	–	632,546
Certificates of deposit issued	–	883	1	2,662	–	–	3,746

Customer accounts represent deposits from customers and structured deposits included in "Trading liabilities and other financial instruments at fair value through profit or loss" on the face of the consolidated balance sheet.

At 31 December 2004	Repayable on demand	3 months or less	1 year or less but over 3 months	5 years or less but over 1 year	Over 5 years	Undated	Total
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Assets							
Treasury bills	–	7,812	2,967	–	–	–	10,779
Cash and other short-term funds	20,976	70,892	–	–	–	–	91,868
Placements with banks and other financial institutions	16	47,849	59,716	–	–	–	107,581
Certificates of deposit held	–	5,242	5,695	11,085	316	–	22,338
Debt securities included in:							
- held-to-maturity securities	–	31,479	36,755	101,053	11,743	32	181,062
- other investments in securities	–	506	730	6,150	881	–	8,267
Advances to customers	19,548	24,254	28,995	128,816	102,356	9,257	313,226
Advances to banks and other financial institutions	–	–	–	1,290	–	–	1,290
Liabilities							
Deposits and balances of banks and other financial institutions	14,990	16,818	2,632	–	–	–	34,440
Deposits from customers	332,194	273,580	20,768	4,476	312	–	631,330
Certificates of deposit issued	–	–	891	2,897	–	–	3,788

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

Apart from certain deferred tax assets and liabilities, the majority of other assets and other accounts and provisions are due within one year.

The above maturity classifications have been prepared in accordance with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. In accordance with the guideline, the Group has reported assets such as advances and debt securities which have been overdue for not more than one month as "Repayable on demand" and assets which are non-performing or which are overdue for more than one month as "Undated". In the case of an asset that is repayable by different payments or instalments, only that portion of the asset that is actually overdue is reported as overdue. Any part of the asset that is not due is reported according to the residual maturity unless the repayment of the asset is in doubt in which case the amount is reported as "Undated". The above assets are stated before deduction of provisions, if any.

The analysis of other investments in securities by remaining period to maturity is disclosed in order to comply with the guideline on "Interim Financial Disclosure by Locally Incorporated Authorized Institutions" under the Supervisory Policy Manual issued by the HKMA. The disclosure does not imply that the securities will be held to maturity.

15. **Contingent liabilities, commitments and derivatives**

The following is a summary of each significant class of contingent liabilities, commitments and derivatives:

	At 30 June 2005	At 31 December 2004
	HK$'m	HK$'m
Contractual amounts of contingent liabilities and commitments		
– Direct credit substitutes	1,043	1,132
– Transaction-related contingencies	5,172	4,647
– Trade-related contingencies	18,648	16,266
– Other commitments with an original maturity of		
– under one year or which are unconditionally cancellable	93,436	90,947
– one year and over	38,601	41,460
Total	156,900	154,452
– Aggregate credit risk weighted amount	25,142	26,303
Notional amounts of derivatives		
– Exchange rate contracts	291,578	224,683
– Interest rate contracts	28,987	25,579
– Bullion contracts	8,105	1,092
– Equity contracts	569	1,014
Total	329,239	252,368
– Aggregate credit risk weighted amount	571	777
– Aggregate replacement cost	894	1,379

The credit risk weighted amounts are the amounts that have been calculated in accordance with the Third Schedule of the Banking Ordinance and guidelines issued by the HKMA. The amounts calculated are dependent upon the status of the counterparty and the maturity characteristics of each type of contract.

Replacement cost is the cost of replacing all contracts that have a positive value when marked to market (should the counterparty default on its obligations) and is obtained by marking contracts to market. Replacement cost is a close approximation of the credit risk for these contracts at the balance sheet dates.

16. **Segmental reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products and services (business segment), or in providing products and services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other business or geographical segments. The Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment and those that can be allocated on a reasonable basis to that segment. The allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocations and fund transfer mechanisms.

(a) **By class of business**

	Retail	Corporate	Treasury	Investment	Others	Subtotal	Eliminations	Consolidated
	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m	HK$'m
Half-year ended 30 June 2005								
Net interest income	3,655	1,768	558	(144)	13	5,851	-	5,851
Net fees and commission income	980	482	(17)	68	(16)	1,497	-	1,497
Net trading income	243	21	484	(2)	-	746	-	746
Other operating income	5	2	1	343	1	352	(231)	121

The Group adopts a new approach this year in preparing segmental report. Commercial Banking business is divided into Retail Banking business and Corporate Banking business. Unallocated items are categorised as "Investment Activities" and "Others".

Both Retail Banking business and Corporate Banking business provide general banking services. Retail Banking mainly serves individual customers and small companies. Corporate Banking serves medium sized and large companies and enterprises. Mainland and overseas businesses are included in Corporate Banking business.

Treasury business includes money market, foreign exchange dealings and capital market activities. Treasury manages funding and capital of the Group. It provides funds to other business segments and receives funds from deposit taking activities of Retail Banking and Corporate Banking. These inter-segment funding transactions are mainly priced at market bid rates matched with the currencies and the tenors of the transactions. Bills and other transactions (such as funding for the equipments employed) are priced at average one-week market bid rates or average one-month market bid rates matched with the currency. The profit and loss information about Treasury business presented in this note includes the above inter-segment charging/income transactions. The assets and liabilities of Treasury have not been adjusted to reflect the effect of inter-segment borrowing and lending (i.e. the profit and loss information in relation to Treasury is not comparable to the assets and liabilities information about Treasury).

Investment activities include holding bank premises, interests in associates and equipments used by supporting units. Charges are paid to this segment from other business segments based on predefined rates per square footage for their occupation of the Group's premises. Investment Activities segment pays inter-segment interest to Treasury, priced at average one-month HIBID, for holding the investments in associates.

"Others" segment mainly comprises of items related to the Group as a whole and totally independent of the other four business segments.

Operating expenses of a functional unit are allocated to the relevant business segment that is the predominant user of the services provided by the unit. For those functional units supporting the Group's business as a whole, their operating expenses are allocated to the four business segments other than "Others" by reasonable allocation rules. Operating expenses which are totally independent of the four business segments are grouped under "Others".

(b) **By geographical area**

No geographical reporting is provided as over 90% of the Group's revenues are derived from Hong Kong and over 90% of the Group's assets are originated from business decisions and operations based in Hong Kong.

SUPPLEMENTARY FINANCIAL INFORMATION

1. **Capital adequacy ratio**

	At 30 June 2005	At 31 December 2004
Capital adequacy ratio	15.74%	16.14%
Adjusted capital adequacy ratio	15.71%	16.13%

The CAR is computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance.

The adjusted CAR taking into account market risk exposure as at the balance sheet date is computed in accordance with the guideline on "Maintenance of Adequate Capital Against Market Risks" under the Supervisory Policy Manual issued by the HKMA and on the same basis as for the unadjusted CAR.

2. **Components of capital base after deductions**

The consolidated capital base after deductions used in the calculation of the above capital adequacy ratios as at 30 June 2005 and 31 December 2004 and reported to the HKMA is analysed as follows:

	At 30 June 2005	At 31 December 2004
	HK$'m	HK$'m
Core capital:		
Paid up ordinary share capital	43,043	43,043
Reserves	16,006	12,408
Profit and loss account	3,395	4,491
Minority interests	981	963
	63,425	60,905
Supplementary capital:		
Reserve for revaluation of securities not held for trading purposes	(82)	-
Collective loan impairment allowances	1,222	-
Regulatory reserve	3,584	-
General provisions for doubtful debts	-	5,049
Total capital base	68,149	65,954
Deduction from total capital base:		
Shareholdings in subsidiaries or holding company	(337)	(351)
Exposures to connected companies	(617)	(845)
Equity investments of 20% or more in non-subsidiary companies	(60)	(60)
Investments in the capital of other banks or other financial institutions	(5)	(1)
	(1,019)	(1,257)

(b) **Rescheduled advances to customers**

	At 30 June 2005		At 31 December 2004	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		HK$'m	
Rescheduled advances to customers	419	0.12%	974	0.31%

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid. Advances repayable by regular instalments are classified as overdue when an instalment payment is overdue and remains unpaid. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the instruction or when the advances have remained continuously outside the approved limit that was advised to the borrower.

Rescheduled advances are those advances that have been restructured or renegotiated because of a deterioration in the financial position of the borrower or of the inability of the borrower to meet the original repayment schedule and for which the revised repayment terms, either of interest or of repayment period, are non-commercial. Rescheduled advances, which have been overdue for more than three months under the revised repayment terms, are included in overdue advances. Rescheduled advances are stated before deduction of loan impairment allowances.

As at 30 June 2005 and 31 December 2004, there were no rescheduled advances to banks and other financial institutions.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

During the period under review, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares.

AUDIT COMMITTEE

The Audit Committee consists only of Non-executive Directors, the majority of whom are Independent Non-executive Directors. It is chaired by Independent Non-executive Director Mr. Shan Weijian. Other members include Mr. Zhou Zaiqun, Dr. Fung Victor Kwok King, Mr. Tung Chee Chen and Madam Yang Linda Tsao.

Based on the principle of independence, the Audit Committee assists the Board in monitoring the financial reports, internal control, internal audit and external audit of the Group.

At the request of the Audit Committee of the Company, the Group's external auditors have carried out a review of the unaudited financial statements in accordance with the Statement of Auditing Standards ("SAS") 700 issued by the HKICPA. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the unaudited interim financial report.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES OF THE LISTING RULES

The Code on Corporate Governance Practices (the "CG Code") issued by the Stock Exchange of Hong Kong came into effect on 1 January 2005. The CG Code provides useful guidelines to listed companies for assessing and enhancing their corporate governance practices. The CG Code sets out two levels of corporate governance practices, namely, code provisions and recommended best practices. Listed companies are expected to comply with the code provisions but if they choose to deviate from the same, they have to disclose and explain such deviations in their annual reports and interim reports. On the other hand, listed companies are encouraged, but are not required, to comply with the recommended best practices and make disclosure in their annual reports and interim reports.

In pursuit of the Company's stated objective to embrace good corporate governance principles and practices, the Company has been continuously enhancing its corporate governance practices in order to attain even higher standards. Since the implementation of the CG Code, the Company has conducted a gap analysis between the requirements of the CG Code on the one hand and the Group's internal requirements and practices on the other hand. The Company is pleased to announce that it has been in full compliance with the applicable code provisions and that it has substantially complied with the recommended best practices set out in the CG Code so far as applicable. The Company has also planned for a full review of the effectiveness of its internal control systems and mechanisms within this year and will report on the outcome of such review in the 2005 annual report in compliance with section C.2 of the CG Code which only applies to accounting periods commencing on or after 1 July 2005.

COMPLIANCE WITH HKAS 34

The interim report for the first half of 2005 complies with HKAS 34 "Interim Financial Reporting" issued by the HKICPA.

DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend of HK$0.328 per share (2004: HK$0.32), payable on Friday, 23 September 2005 to those persons registered as shareholders on Thursday, 15 September 2005.

The Register of Members of the Company will be closed, for the purpose of determining shareholders' entitlement to the interim dividend, from Monday, 12 September 2005 to Thursday, 15 September 2005 (both days inclusive), during which period no transfer of shares will be registered. In order to rank for the interim dividend, shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not

Other operating income	5	2	1	343	1	352	(231)	121
Operating income	4,884	2,273	1,036	265	(2)	8,456	(231)	8,225
Operating expenses	(1,898)	(506)	(193)	(228)	(77)	(2,907)	231	(2,676)
Operating profit/(loss) before impairment on advances	2,986	1,767	838	37	(79)	5,549	-	5,549
Reversal of loan impairment allowances on advances	85	1,350	-	-	-	1,435	-	1,435
Operating profit/(loss)	3,071	3,117	838	37	(79)	6,984	-	6,984
Net loss from disposal of fixed assets	-	-	-	(9)	-	(9)	-	(9)
Net gain from disposal/revaluation of investment properties	-	-	-	927	-	927	-	927
Net loss from redemption/disposal of held-to-maturity securities	-	-	(3)	-	-	(3)	-	(3)
Net gain from disposal of available-for-sale securities	-	-	21	-	-	21	-	21
Write-back of provision for impairment on interests in associates	-	-	-	4	-	4	-	4
Share of profits less losses of associates	-	-	-	(1)	-	(1)	-	(1)
Profit/(loss) before taxation	3,071	3,117	856	958	(79)	7,923	-	7,923
At 30 June 2005								
Assets								
Segment assets	136,206	208,645	445,495	22,378	-	812,724	-	812,724
Interests in associates	-	-	-	57	-	57	-	57
Unallocated corporate assets	-	-	-	-	554	554	-	554
	136,206	208,645	445,495	22,435	554	813,335	-	813,335
Liabilities								
Segment liabilities	552,822	97,063	84,140	1,448	-	735,473	-	735,473
Unallocated corporate liabilities	-	-	-	-	3,197	3,197	-	3,197
	552,822	97,063	84,140	1,448	3,197	738,670	-	738,670
Half-year ended 30 June 2005								
Other information								
Additions of fixed assets	-	-	-	164	-	164	-	164
Depreciation	73	16	22	172	3	286	-	286

	Retail	Corporate	Treasury	Investment	Others	Subtotal	Eliminations	Consolidated
	HK$'m	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*	*HK$'m*
Half-year ended 30 June 2004								
Net interest income	2,724	1,779	1,014	(5)	(3)	5,509	-	5,509
Net fees and commission income	1,136	569	(23)	36	(7)	1,711	-	1,711
Net trading income	279	44	342	(3)	-	662	-	662
Other operating income	29	2	1	344	13	389	(248)	141
Operating income	4,168	2,394	1,334	372	3	8,271	(248)	8,023
Operating expenses	(1,864)	(521)	(177)	(279)	(74)	(2,915)	248	(2,667)
Operating profit/(loss) before provisions on advances	2,304	1,873	1,157	93	(71)	5,356	-	5,356
Write-back of bad and doubtful debts	(29)	1,269	-	-	-	1,240	-	1,240
Operating profit/(loss)	2,275	3,142	1,157	93	(71)	6,596	-	6,596
Net gain from disposal/revaluation of fixed assets	-	-	-	22	-	22	-	22
Net gain from disposal of investment properties	-	-	-	26	-	26	-	26
Net gain from disposal of held-to-maturity securities	-	-	1	-	-	1	-	1
Write-back of provision for impairment on interests in associates	-	-	-	150	-	150	-	150
Share of profits less losses of associates	-	-	-	(19)	-	(19)	-	(19)
Profit/(loss) before taxation	2,275	3,142	1,158	272	(71)	6,776	-	6,776
At 31 December 2004								
Assets								
Segment assets	132,790	187,947	453,457	22,292	-	796,486	-	796,486
Interests in associates	-	-	-	62	-	62	-	62
Unallocated corporate assets	-	-	-	-	228	228	-	228
	132,790	187,947	453,457	22,354	228	796,776	-	796,776
Liabilities								
Segment liabilities	567,309	90,054	68,485	658	-	726,506	-	726,506
Unallocated corporate liabilities	-	-	-	-	510	510	-	510
	567,309	90,054	68,485	658	510	727,016	-	727,016
Half-year ended 30 June 2004								
Other information								
Additions of fixed assets	-	-	-	87	-	87	-	87
Depreciation	71	14	17	187	4	293	-	293
Amortisation of premium/discount of held-to-maturity securities	-	-	76	-	-	76	-	76

	(1,019)	(1,257)
Total capital base after deductions	67,130	64,697

3. Segmental information

(a) Sectoral analysis of gross advances to customers

The information concerning gross advances to customers has been analysed into loans used inside or outside Hong Kong by industry sectors of the borrowers as follows:

	At 30 June 2005	At 31 December 2004
	HK$'m	*HK$'m*
Loans for use in Hong Kong		
Industrial, commercial and financial		
– Property development	22,614	21,323
– Property investment	52,475	47,809
– Financial concerns	12,097	9,956
– Stockbrokers	156	124
– Wholesale and retail trade	14,946	15,243
– Manufacturing	13,468	11,767
– Transport and transport equipment	11,429	11,777
– Others	29,040	30,035
Individuals		
– Loans for the purchase of flats in Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	16,768	17,430
– Loans for purchase of other residential properties	103,411	95,615
– Credit card advances	4,349	4,256
– Others	8,003	7,386
Total loans for use in Hong Kong	288,756	272,721
Trade finance	16,049	13,279
Loans for use outside Hong Kong	32,849	27,226
Gross advances to customers	337,654	313,226

(b) Geographical analysis of gross advances to customers and overdue advances

The following geographical analysis of gross advances to customers and advances overdue for over three months is based on the location of the counterparties, after taking into account the transfer of risk in respect of such advances where appropriate.

(i) Gross advances to customers

	At 30 June 2005	At 31 December 2004
	HK$'m	*HK$'m*
Hong Kong	306,360	286,768
Mainland China	15,132	11,166
Others	16,162	15,292
	337,654	313,226

(ii) Advances overdue for over three months

	At 30 June 2005	At 31 December 2004
	HK$'m	*HK$'m*
Hong Kong	3,885	5,066
Mainland China	185	264
Others	35	39
	4,105	5,369

4. Overdue and rescheduled assets

(a) Gross amount of overdue loans

	At 30 June 2005		At 31 December 2004	
	Amount	% of gross advances to customers	Amount	% of gross advances to customers
	HK$'m		*HK$'m*	
Gross advances to customers which have been overdue for:				
– six months or less but over three months	659	0.20%	489	0.16%
– one year or less but over six months	310	0.09%	395	0.13%
– over one year	3,136	0.93%	4,485	1.43%
Advances overdue for over three months	4,105	1.22%	5,369	1.72%

As at 30 June 2005 and 31 December 2004, there were no advances to banks and other financial institutions that were overdue for over three months.

Company's Share Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4:00 p.m. on Friday, 9 September 2005. Shares of the Company will be traded ex-dividend as from Thursday, 8 September 2005.

PUBLICATION OF INTERIM REPORT ON STOCK EXCHANGE'S WEBSITE

The 2005 Interim Report of the Company containing all the information required by the Listing Rules will be published on the websites of the Company (www.bochk.com) and the Stock Exchange (www.hkex.com.hk) in due course.

DEFINITIONS

In this Result Announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

Terms	Meanings
"ATM"	Automated Teller Machine
"Board" or "Board of Directors"	the Board of Directors of the Company
"BOC"	Bank of China Limited (formerly known as Bank of China), a state-owned commercial bank established under the laws of the PRC and a joint stock company with limited liability
"BOCHK"	Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company
"CAR"	Capital Adequacy Ratio, computed on the consolidated basis that comprises the positions of BOCHK and certain subsidiaries specified by the HKMA for its regulatory purposes and in accordance with the Third Schedule of the Banking Ordinance
"Company"	BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong
"EU"	The European Union
"GDP"	Gross Domestic Product
"Group"	the Company and its subsidiaries collectively referred as the Group
"HIBID"	Hong Kong Interbank Bid Rate
"HIBOR"	Hong Kong Interbank Offered Rate
"HKAS(s)"	Hong Kong Accounting Standard(s)
"HKAS-Int"	HKAS Interpretation
"HKFRS(s)"	Hong Kong Financial Reporting Standard(s)
"HKICPA"	Hong Kong Institute of Certified Public Accountants
"HKMA"	Hong Kong Monetary Authority
"Hong Kong" or "Hong Kong SAR"	Hong Kong Special Administrative Region
"LIBOR"	London Interbank Offered Rate
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"The Mainland" or "Mainland China"	The mainland of the PRC
"Nanyang"	Nanyang Commercial Bank, Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SME(s)"	Small and medium-sized enterprise(s)
"SSAP"	Statement of Standard Accounting Practice
"Stock Exchange" or "Stock Exchange of Hong Kong"	The Stock Exchange of Hong Kong Limited
"US"	the United States of America

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 18 August 2005

As at the date hereof, the Board comprises Mr. XIAO Gang* (Chairman), Mr. SUN Changji* (Vice-chairman), Mr. HE Guangbei (Vice-chairman and Chief Executive), Mr. HUA Qingshan*, Mr. LI Zaohang*, Mr. ZHOU Zaiqun*, Mdm. ZHANG Yanling*, Dr. FUNG Victor Kwok King**, Mr. SHAN Weijian**, Mr. TUNG Chee Chen** and Mdm. YANG Linda Tsao**. Mr. NEOH Anthony Francis acts as the Senior Adviser to the Board.

* *non-executive directors*
** *independent non-executive directors*

File No. 82-34675

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPROTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From: BOC HONG KONG (HOLDINGS) LIMITED (Name of Company) — No. of pages: 2

Mr. Norman Man Wah Law
General Manager, Finance Department
(Responsible Official)

2826 6242
(Contact Telephone Number)

18 August 2005
Date

Name of listed company : BOC HONG KONG (HOLDINGS) LIMITED — Stock code: 2388
Year end date : 31 December 2005
Currency : HKD

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☐ Yes ☒ No

To be published in the newspapers
☒ Summarised results announcement ☐ Full results announcement

Auditors' Report
☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☒ Audit committee ☒ Auditors ☐ Neither of the above

	Unaudited Current Period from 1 January 2005 to 30 June 2005	Unaudited Last Corresponding Period from 1 January 2004 to 30 June 2004
Interest Income	10,065 million	7,304 million
Profit from Operations	7,924 million	6,795 million
Finance cost	N/A	N/A
Share of Loss of Associates	(1) million	(19) million
Share of Profit / (Loss) of Jointly Controlled Entities	N/A	N/A
Profit after Taxation & MI	6,522 million	5,581 million
% Change over Last Period – increase	16.86 %	
EPS / (LPS) – Basic *(in Dollars)*	0.6169	0.5279
– Diluted *(in Dollars)*	N/A	N/A
Extraordinary ("ETD") Gain/(Loss)	N/A	N/A
Profit after ETD Items	6,522 million	5,581 million
Interim Dividend per Share *(in Dollars)*	0.328	0.320
(specify if with other options)	N/A	N/A
B / C Dates for Interim Dividend	12 September 2005 to 15 September 2005 bdi.	
Payable Date	23 September 2005	
B / C Dates for (-) General Meeting	N/A	
Other Distribution for Current Period	N/A	
B / C Date for Other Distribution	N/A	

For and on behalf of
BOC Hong Kong (Holdings) Limited

Signature :
Name : Mr. Raymond Wing Hung Lee
Title : Chief Financial Officer

Remarks

1. Due to the adoption of new Hong Kong Accounting Standards and Interpretations during the current period, the accounting treatment and presentation of certain items and balances in the accounts have been prepared to comply with the new requirements. Accordingly, certain opening adjustments have been made and certain comparative amounts have been reclassified to conform with the current period's presentation, and the details of which are set out in the Company's announcement available from the Company's website www.bochk.com.

2. The calculation of basic earnings per share is based on the consolidated profit attributable to the equity holders of the Company for the first half of 2005 of approximately HK$6,522 million (first half of 2004: HK$5,581 million) and on the ordinary shares in issue of 10,572,780,266 shares (2004: 10,572,780,266 ordinary shares).

3. At a meeting held on 18 August 2005, the Board declared an interim dividend of HK$0.328 per ordinary share for the first half of 2005 amounting to approximately HK$3,468 million. This declared dividend is not reflected as a dividend payable in the accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

For and on behalf of
BOC Hong Kong (Holdings) Limited

Signature : [signature]

Name : Mr. Raymond Wing Hung Lee

Title : Chief Financial Officer

Press Release
18 August 2005

BOC Hong Kong (Holdings) grows interim profit by 16.9% to HK$6,522 million

BOC Hong Kong (Holdings) Limited ("the Company", Stock Code 2388; US ADRs: BHKLY) today announced its 2005 interim results. The Company and its subsidiaries ("the Group") registered a profit attributable to shareholders of HK$6,522 million for the first half of 2005, an increase of 16.9% compared with the same period of 2004. Earnings per share rose to HK$0.6169 from HK$0.5279, up 16.9%.

The growth in the Group's profits was mainly attributable to higher operating profit, increase in recovery of loans previously written off as well as a property revaluation gain.

Return on average shareholders' funds grew by 0.20 percentage point to 18.39% while return on average total assets increased by 0.13 percentage point to 1.61%.

The Group's asset quality further improved. Classified impaired loans dropped significantly by HK$2,876 million or 31.1%, bringing the classified impaired loan ratio down to 1.89% at 30 June 2005, compared to 4.12% in mid-2004.

The Board has declared an interim dividend of HK$0.328 per share, up 2.5 % as compared to the same period last year. The interim dividend will be payable on 23 September 2005 (Friday) to those persons registered as shareholders on 15 September 2005 (Thursday).

With effect from 1 January 2005, the Group is required to prepare its financial statements in accordance with new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards. As such, certain 2004 figures are not strictly comparable.

Key Financial Results and Operating Performance

On the back of Hong Kong's economic upturn and through the effective implementation of its business strategies to improve net interest income, income structure and cost-efficiency while accelerating product development and market expansion, the Group was able to deliver an increase in operating profit as well as a substantial growth in profit attributable to shareholders.

Operating profit before loan impairment was HK$5,549 million, up 3.6%, which reversed a downward trend since 2001. Operating income increased by 2.5%. Rise in interest rates, growth of loans and advances, effective management of the cost of funds and higher net free fund contribution have led to an increase of net interest income by 6.4% to HK$5,861 million, with net interest margin widened by 3 basis points to 1.59% year-on-year.

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Non-interest income dropped by 6% during the period as a result of the fall in net fees and commission income. As customers demanded investments with higher potential returns in a rising interest rate environment, the sales of capital guaranteed funds dropped significantly. Nevertheless, structured products and open-ended funds were in greater demand in the market and the Group was able to capture the growth opportunities to increase their sales volumes by 87.4% and 12.0% respectively.

There was a substantial growth in loans arising from the corporate, personal and overseas sectors. Corporate lending increased by 8.8%. The Group's SME loan portfolio witnessed a robust expansion of 9.1% while trade finance increased by 20.9% due mainly to strong import and export performance in Hong Kong. Lending to individuals grew by 6.3%, driven primarily by an increase of 8.2% in residential mortgage loans. Loans for use outside Hong Kong was up 20.7% in view of the strong growth of the Mainland corporate lending business.

The Group was also on track to further strengthen its customer structure by growing its high-value customer base. With the introduction of Wealth Management VIP services in January this year and Prime services earlier, the number of wealth management customers and the amount of assets under management grew by 30% and 23% respectively when compared to end-2004.

Since the introduction of personal Renminbi (RMB) banking services in Hong Kong, the Group remained a clear market leader in personal RMB deposits and RMB credit cards. RMB deposits recorded an increase of 63.8% in the first six months of the year while the total number of RMB cards issued increased by 23%. It also enjoyed a leading position in China UnionPay Card merchant acquiring business in Hong Kong.

The Group's Mainland business performed well in the first half. Operating profit before impairment increased by over 90% to HK$142 million, with classified impaired loan ratio down further to 1.07%.

Through disciplined cost management, the Group's operating expenses rose only marginally by 0.3% to HK$2,676 million. Cost-to-income ratio improved by 0.71 percentage point to 32.53%, remaining low by industry standards.

Loan impairment release increased by 15.7% to HK$1,435 million over the same period last year. The Group reported a release of impairment allowances of HK$1,123 million in the first half, as a result of the improvement in asset quality, lower bad debt migration rate and rise in collateral value. This release was partially offset by an increase of HK$796 million in new impairment allowances. During the same period, recoveries of loans previously written off increased by 51.2% to HK$1,108 million as the active property market facilitated the disposals of collateral.

Against the backdrop of a buoyant property market, a revaluation gain on investment properties of HK$918 million was recognized through the profit and loss account on the adoption of the new accounting standards.

Total assets amounted to HK$813,335 million at end-June 2005, up 2.1% from end-2004, of which advances to customers registered a strong growth of 7.8% to HK$337,654 million as compared to end-2004. Deposits from customers stood at HK$632,546 million, with a migration from savings to time deposits caused by rising interest rates. Loan-to-deposit ratio rose from 49.61% at end-2004 to 53.38% at end-June 2005.

The Group remained healthy in capital and liquidity. The consolidated capital adequacy ratio was down by 0.4 percentage point to 15.74% at end-June 2005 while the average liquidity ratio was up by 4.51% to 39.15% for the first half of the year.

Comments by Mr Xiao Gang, Chairman

"Riding on the economic upturn of the Hong Kong economy that has given rise to a stronger demand for credit and banking services, the Group has continued to pursue growth and excellence through a proactive business strategy that stresses higher yield and higher asset quality. The further strengthening of our management structure, the various corporate reforms carried out last year, the enhancement of our corporate governance and risk management as well as the concerted effort of staff are also factors contributing to the Group's good performance so far this year.

Looking ahead, the current economic upturn is likely to sustain. However, there are external uncertainties. The most significant ones will be the escalation of oil prices and the rise of trade-related issues between the Mainland and the US and EU, which may affect Hong Kong overall trade outlook. The current trend of interest rate hike may also slow down the local property market and make it more challenging to grow the wealth management business.

The recent reform of the RMB exchange rate regime and the possibility of a further expansion of the scope of RMB banking services in Hong Kong will have positive effects on the operating environment of the banking sector. Our strengths in the RMB business have already been firmly established. We believe we are now in a highly advantageous position to benefit further from the gradual and orderly relaxation of the RMB currency control in the Mainland.

Despite the challenges we are going to face, our business strategy in the second half of 2005 will continue to focus on delivering higher profitability. We will continue to drive the growth of segments that promise higher yield and ensure higher asset quality so as to improve our pre-provisioning operating profit. The corporate reforms carried out in the past year or so and the new management team have greatly strengthened the Group's position as one of the leading banking groups in Hong Kong, which ensures that we can continue to maximise our value for shareholders and customers."

Comments by Mr He Guangbei, Vice Chairman and Chief Executive

"The business growth and positive developments recorded in the first half of this year should be seen as the direct consequence of the effective implementation of an enhanced development strategy, business model, corporate governance and corporate culture in the last couple of years. Our efforts in those areas, especially after the reinforcement of our management structure last year through an open and competitive recruitment, have already

begun to bear fruits, as reflected in our growth momentum and the higher value we have created for shareholders. Through our commitment and effort, the Group has firmly landed on the growth track and is moving forward in the right direction.

While we are basically optimistic that market sentiments and business prospects would still be favourable in the second half of 2005, we are also aware of the need to manage the challenges that may arise in order to sustain growth and, above all, deliver higher profitability. Notwithstanding the external environment, we will strive to grow our business and increase our operating profit.

For the Group, top-line growth in the foreseeable future would come mainly from the improvement of interest spread, higher demand for lending, increase in income from high-margin products and services. In this regard, we will continue to make the best use of our extensive branch network and customer relationship building platform. In spite of the challenges we would face with regard to wealth management caused by higher deposit rates, it is still our policy to further upgrade our customer base and asset base for longer-term gains.

The relatively high growth recorded by the Group in corporate and personal loans should lay a solid foundation for the increase in net interest income in the second half of this year. To further improve our profitability, we will focus on optimizing the structure of our loan portfolio and enhancing loan yields.

To explore the vast potential in the Mainland market, we will continue to leverage the effective business model to grow our China-related business and offer quality cross-border services to customers. We are also confident that our expertise and experience in RMB services will give us unique advantages for the further extension of the RMB banking business in the foreseeable future."

- End -

About BOC Hong Kong (Holdings) Limited

BOC Hong Kong (Holdings) Limited ("the Company") was incorporated in Hong Kong on 12 September 2001 to hold the entire equity interest in Bank of China (Hong Kong) Limited ("BOCHK"), its principal operating subsidiary.

The Group is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, the Group offers a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three note-issuing banks in Hong Kong and serves as a Chairman Bank of the Hong Kong Association of Banks on a rotational basis. In addition, BOCHK has 14 branches and sub-branches in the Mainland of China to provide cross-boarder banking services to customers in Hong Kong and the Mainland. BOCHK was appointed by the People's Bank of China as the only Renminbi (RMB) Clearing Bank in Hong Kong on 24 December 2003 and launched RMB clearing services on 25 February 2004.

The Company began trading on the main board of the Stock Exchange of Hong Kong on 25 July 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

Media Enquiry:
Ms Clarina Man (852) 2826-6159
Ms Angel Yip (852) 2826-6159